SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)



                           SOUTHWEST PROPERTIES TRUST

                                (Name of Issuer)


                          CLASS A VOTING COMMON STOCK

                         (Title of Class of Securities)


                                   845734102

                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                              13G
CUSIP No.                                  Page    2    of
845734102                                  12   Pages



1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

           FEDERATED INVESTORS
           TAX I.D. #  51-0316181


2     Check the appropriate box if a member of a group
                                              (a)  [   ]

                                              (b)  [   ]


3     SEC use only




4     Citizenship or Place of Organization




              5    Sole voting power
  Number of                                      4,200
   shares

beneficially  6    Shared voting power
    owned
      by

    each      7    Sole dispositive power
  Reporting                                      4,200
   Person

    with      8    Shared dispositive power



9     Aggregate Amount Beneficially Owned by Each Reporting
      Person

           4,200



10    Check Box if the Aggregate Amount in Row (9) Excludes

      Certain Shares *




11    Percent of Class Represented by Amount in Row (9)

           .02%



12    Type of Reporting Person

           HC


                      *SEE INSTRUCTION BEFORE FILLING OUT




                              13G
CUSIP No.                                  Page    3    of
845734102                                  12   Pages



1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

           VOTING SHARES IRREVOCABLE TRUST


2     Check the appropriate box if a member of a group
                                              (a)  [   ]


                                              (b)  [   ]


3     SEC use only




4     Citizenship or Place of Organization

           PENNSYLVANIA


              5    Sole voting power
  Number of                                      4,200
   shares

beneficially  6    Shared voting power
    owned
      by

    each      7    Sole dispositive power
  Reporting                                      4,200
   Person

    with      8    Shared dispositive power



9     Aggregate Amount Beneficially Owned by Each Reporting
      Person

           4,200


10    Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares *




11    Percent of Class Represented by Amount in Row (9)

           .02%



12    Type of Reporting Person

           OO


                      *SEE INSTRUCTION BEFORE FILLING OUT




                              13G
CUSIP No.                                  Page    4    of
845734102                                  12   Pages



1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

           JOHN F. DONAHUE


2     Check the appropriate box if a member of a group
                                              (a)  [   ]

                                              (b)  [   ]


3     SEC use only




4     Citizenship or Place of Organization

           UNITED STATES


              5     Sole voting power
  Number of
   shares

beneficially  6     Shared voting power
    owned                                         4,200
      by

    each      7     Sole dispositive power
  Reporting
   Person

    with      8     Shared dispositive power
                                                  4,200


9     Aggregate Amount Beneficially Owned by Each Reporting
      Person


           4,200



10    Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares *




11    Percent of Class Represented by Amount in Row (9)

           .02%



12    Type of Reporting Person

           IN


                      *SEE INSTRUCTION BEFORE FILLING OUT




                              13G
CUSIP No.                                  Page    5    of
845734102                                  12   Pages



1     Name of Reporting Person

      S.S. or I.R.S. Identification No. of Above Person

           RHODORA J. DONAHUE


2     Check the appropriate box if a member of a group
                                              (a)  [   ]

                                              (b)  [   ]


3     SEC use only




4     Citizenship or Place of Organization

           UNITED STATES


                 5    Sole voting power
   Number of
     shares

  beneficially   6    Shared voting power
     owned                                          4,200
       by

      each       7    Sole dispositive power
   Reporting
     Person

      with       8    Shared dispositive power
                                                    4,200


9     Aggregate Amount Beneficially Owned by Each Reporting
      Person

           4,200



10    Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares *




11    Percent of Class Represented by Amount in Row (9)

           .02%



12    Type of Reporting Person

           IN


                      *SEE INSTRUCTION BEFORE FILLING OUT




                              13G
CUSIP No.                                  Page    6    of
845734102                                  12   Pages


1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

           J. CHRISTOPHER DONAHUE


2     Check the appropriate box if a member of a group
                                              (a)  [   ]

                                              (b)  [   ]


3     SEC use only




4     Citizenship or Place of Organization

           UNITED STATES


                5    Sole voting power
   Number of
    shares

 beneficially   6    Shared voting power
     owned                                         4,200
       by

     each       7    Sole dispositive power
   Reporting
    Person

     with       8    Shared dispositive power
                                                   4,200


9     Aggregate Amount Beneficially Owned by Each Reporting
      Person

           4,200



10    Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares *




11    Percent of Class Represented by Amount in Row (9)

           .02%



12    Type of Reporting Person

           IN


                      *SEE INSTRUCTION BEFORE FILLING OUT



CUSIP No.  845734102            13G           Page    7    of     12   Pages

ITEM 1(A).  NAME OF ISSUER:        Southwest Properties Trust

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL BUSINESS OFFICE:  5949 Sherry Lane
                                             Suite 1435
                                             Dallas, TX 75225

ITEM 2(A).  NAMES OF PERSONS FILING:

           SEE ROW 1 OF COVER PAGES

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                                        Federated Investors Tower
                                        Pittsburgh, PA 15222-3779

ITEM 2(C).  CITIZENSHIP:

           SEE ROW 1 AND 4 OF COVER PAGES

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:    Class A Voting Common Stock

ITEM 2(E).  CUSIP NUMBER:                         845734102

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B),
CHECK WHETHER THE     PERSONS FILING ARE:

     (g)  [ X ]  Parent Holding Company in accordance with Section 240.13d-1(b)
(ii) (G)  (Note:  See Item 7)

               *SEE EXHIBIT "1" ATTACHED

ITEM 4.  OWNERSHIP:      SEE EXHIBIT "2" ATTACHED

     A.  Federated Investors (See Note 1, next page)
          Item 4(a)  Amount Beneficially Owned:
 ....................................  4,200
          Item 4(b)  Percent of Class:
 ........................................................  .02%
          Item 4(c)  Number of shares as to which such person has:
               (i)  sole power to vote or direct the vote:
 .......................  4,200
               (ii)  shared power to vote or direct the vote:
 ..................  0
               (iii)  sole power to dispose or to direct the
                       disposition of:
 .........................................................  4,200
               (iv)  shared power to dispose or to direct the
                       disposition of:
 .........................................................  0

     B.  Voting Shares Irrevocable Trust (See Note 1, next page)
          Item 4(a)  Amount Beneficially Owned:
 ....................................  4,200
          Item 4(b)  Percent of Class:
 ........................................................  .02%
          Item 4(c)  Number of shares as to which such person has:
               (i)  sole power to vote or direct the vote:
 .......................  4,200
               (ii)  shared power to vote or direct the vote:
 ..................  0
               (iii)  sole power to dispose or to direct the
                       disposition of:
 .........................................................  4,200
               (iv)  shared power to dispose or to direct the
                       disposition of:
 .........................................................  0

CUSIP No.  845734102            13G           Page    8    of     12   Pages

ITEM 4.  OWNERSHIP (CONTINUED):
     C.     John F. Donahue (1)
          Item 4(a)  Amount Beneficially Owned:
 ....................................  4,200
          Item 4(b)  Percent of Class:
 ........................................................  .02%
          Item 4(c)  Number of shares as to which such person has:
               (i)  sole power to vote or direct the vote:
 .......................  0
               (ii)  shared power to vote or direct the vote:
 ..................  4,200
               (iii)  sole power to dispose or to direct the
                       disposition of:
 .........................................................  0
               (iv)  shared power to dispose or to direct the
                       disposition of:
 .........................................................  4,200
     D.     Rhodora J. Donahue (1)
          Item 4(a)  Amount Beneficially Owned:
 ....................................  4,200
          Item 4(b)  Percent of Class:
 ........................................................  .02%
          Item 4(c)  Number of shares as to which such person has:
               (i)  sole power to vote or direct the vote:
 .......................  0
               (ii)  shared power to vote or direct the vote:
 ..................  4,200
               (iii)  sole power to dispose or to direct the
                       disposition of:
 .........................................................  0
               (iv)  shared power to dispose or to direct the
                       disposition of:
 .........................................................  4,200
     E.     J. Christopher Donahue (1)
          Item 4(a)  Amount Beneficially Owned:
 ....................................  4,200
          Item 4(b)  Percent of Class:
 ........................................................  .02%
          Item 4(c)  Number of shares as to which such person has:
               (i)  sole power to vote or direct the vote:
 .......................  0
               (ii)  shared power to vote or direct the vote:
 ..................  4,200
               (iii)  sole power to dispose or to direct the
                       disposition of:
 .........................................................  0
               (iv)  shared power to dispose or to direct the
                       disposition of:
 .........................................................  4,200
ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities. Check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable

(1) The number of shares indicated represent shares beneficially owned by registered investment companies advised by subsidiaries of Federated Investors that have been delegated the power to direct investments and power to vote the securities by the registered investment companies' board of trustees or directors. All of the voting securities of Federated Investors are held in the Voting Shares Irrevocable Trust ("Trust"), the trustees of which are John F. Donahue, Rhodora J. Donahue, and J. Christopher Donahue ("Trustees"). In accordance with Rule 13d-4 under the 1934 Act, the Trust, Trustees and parent holding company declare that the filing of this statement should not be construed as an admission that any of the investment advisers, parent holding company, Trust, Trustees are beneficial owners (for the purposes of Sections 13(d) and/or 13(g) of the Act) of any securities covered by this statement, and such advisers, parent holding company, Trust, and Trustees expressly disclaim that they are the beneficial owners of such securities.



CUSIP No.  845734102            13G           Page    9    of     12   Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          SEE EXHIBIT "1" ATTACHED

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

          Not applicable

ITEM 10.  CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:                       February 14, 1996


By:  /s/ J. Christopher Donahue
Name/Title: J. Christopher Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as
attorney-in-fact

By:  /s/ John F. Donahue
Name/Title: John F. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact

By:  /s/ Rhodora J. Donahue
Name/Title: Rhodora J. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact

By:  /s/ J. Christopher Donahue
Name/Title: J. Christopher Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as
attorney-in-fact



CUSIP No.  845734102            13G           Page    10   of    12   Pages

                                  EXHIBIT "1"
                            ITEM 3 CLASSIFICATION OF
                               REPORTING PERSONS
                                 (PAGE 1 OF 2)

              Identity and Classification of Each Reporting Person




           IDENTITY               CLASSIFICATION UNDER ITEM 3



Federated Management            (e)  Investment Adviser
                                registered under section 203 of
                                the Investment Advisers Act of
                                1940

Federated Advisers              (e)  Investment Adviser
                                registered under section 203 of
                                the Investment Advisers Act of
                                1940

Federated Investment Counseling (e)  Investment Adviser
                                registered under section 203 of
                                the Investment Advisers Act of
                                1940

Federated Investors             (g)  Parent Holding Company, in

                                accordance with Section
                                240.13d-1(b)(ii)(G)

Federated Investors, Inc.       (g)  Parent Holding Company, in
                                accordance with Section
                                240.13d-1(b)(ii)(G)

FII Holdings, Inc.              (g)  Parent Holding Company, in
                                accordance with Section
                                240.13d-1(b)(ii)(G)

Voting Shares Irrevocable Trust (g)  Parent Holding Company, in
                                accordance with Section
                                240.13d-1(b)(ii)(G)

John F. Donahue                 (g)  Parent Holding Company, in
                                accordance with Section
                                240.13d-1(b)(ii)(G)

Rhodora J. Donahue              (g)  Parent Holding Company, in
                                accordance with Section
                                240.13d-1(b)(ii)(G)

J. Christopher Donahue          (g)  Parent Holding Company, in
                                accordance with Section
                                240.13d-1(b)(ii)(G)



FEDERATED INVESTORS (THE "PARENT") IS FILING THIS SCHEDULE 13G BECAUSE IT IS THE PARENT HOLDING COMPANY OF FEDERATED MANAGEMENT, FEDERATED INVESTMENT COUNSELING AND FEDERATED ADVISERS (THE "INVESTMENT ADVISER"), WHICH ACT AS INVESTMENT ADVISERS TO REGISTERED INVESTMENT COMPANIES THAT OWN SHARES OF COMMON STOCK IN SOUTHWEST PROPERTIES TRUST (THE "REPORTED SECURITIES"). THE INVESTMENT ADVISERS ARE WHOLLY OWNED SUBSIDIARIES OF FII HOLDINGS, INC., WHICH IS A WHOLLY OWNED SUBSIDIARY OF FEDERATED INVESTORS, INC., WHICH IS WHOLLY OWNED SUBSIDIARY OF FEDERATED INVESTORS, INC., WHICH IS WHOLLY OWNED BY THE PARENT. ALL OF PARENT'S [CONTINUED, NEXT PAGE]




CUSIP No.  845734102            13G           Page     11   of   12   Pages

                                  EXHIBIT "1"
                            ITEM 3 CLASSIFICATION OF
                               REPORTING PERSONS
                                 (PAGE 2 OF 2)

              Identity and Classification of Each Reporting Person

[CONTINUED, FROM PREVIOUS PAGE]
OUTSTANDING VOTING STOCK IS HELD IN THE VOTING SHARES IRREVOCABLE TRUST (THE "TRUST") FOR WHICH JOHN F. DONAHUE, RHODORA J. DONAHUE AND J. CHRISTOPHER DONAHUE ACT AS TRUSTEES (COLLECTIVELY, THE "TRUSTEES"). THE TRUSTEES HAVE JOINED IN FILING THIS SCHEDULE 13G BECAUSE OF THE COLLECTIVE VOTING CONTROL THAT THEY EXERCISE OVER THE PARENT. IN ACCORDANCE WITH RULE 13D-4 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THE PARENT, THE TRUST AND EACH OF THE TRUSTEES DECLARE THAT THIS STATEMENT SHOULD NOT BE CONSTRUED AS AN ADMISSION THAT THEY ARE THE BENEFICIAL OWNERS OF THE REPORTED SECURITIES, AND THE PARENT, THE TRUST AND EACH OF THE TRUSTEES EXPRESSLY DISCLAIM BENEFICIAL OWNERSHIP OF THE REPORTED SECURITIES.





CUSIP No.  845734102            13G           Page    12   of    12   Pages

                                  EXHIBIT "2"
                         AGREEMENT FOR JOINT FILING OF
                                  SCHEDULE 13G


     The following parties hereby agree to file jointly the statement on
Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary pursuant to Regulation 13D-G under the Securities Exchange Act of 1934:

     1. Federated Investors, as parent holding company of the investment advisers to registered investment companies that beneficially own the securities.
     2. Voting Shares Irrevocable Trust, as holder of all the voting shares of Federated Investors
     3.   John F. Donahue, individually and as Trustee.
     4.   Rhodora J. Donahue, individual and as Trustee.
     5.   J. Christopher Donahue, individually and as Trustee.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party unless is not responsible for the completeness or accuracy of information concerning the other parties unless such party knows or has reason to believe that such information is incomplete or inaccurate.

     It is understood and agreed that the joint filing of Schedule 13G shall not be construed as an admission that the reporting persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.
Date:                       February 14, 1996


By:  /s/ J. Christopher Donahue
Name/Title:  J. Christopher Donahue, as President of Federated
Investors

By:  /s/ John F. Donahue
Name/Title: John F. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact

By:  /s/ Rhodora J. Donahue
Name/Title: Rhodora J. Donahue, individually and as Trustee of Voting Shares Irrevocable Trust, by J. Christopher Donahue, as attorney-in-fact

By:  /s/ J. Christopher Donahue
Name/Title:  J. Christopher Donahue, individually and as Trustee of